UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33882 / May 20, 2020

In the Matter of	:
	:
STEBEN SELECT MULTI-STRATEGY	:
MASTER FUND	:
9711 Washingtonian Boulevard, Suite 400	:
Gaithersburg, Maryland 20878	:
	:
(811-22872)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on August 16, 2019, and an amendment on
December 17, 2019, requesting an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On April 24, 2020, a notice of filing of the application was issued (Investment Company Act
Release No. 33855). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act
shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary